

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2018

Jeremy A. Noble
Senior Vice President and Chief Financial Officer
Markel Corp
4521 Highlwoods Parkway
Glen Allen, Virginia 23060-6148

  Re: Markel Corp
    Form 10-K for the Fiscal Year Ended December 31, 2017
    Filed February 23, 2018
    File No. 001-15811

Dear Mr. Noble:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance